Exhibit 4.

FOURTH AMENDMENT TO RIGHTS AGREEMENT

This amendment is made as of this 19th day of June, 2003 by and between Illini Corporation (the “Company”) and Illinois Stock Transfer Company, an Illinois corporation (the “Rights Agreement”).

WHEREAS, the Board of Directors after carefully evaluating the interests of its shareholders in avoiding a hostile takeover as a result of which a person or entity acquires a controlling interest in the Company’s common stock without paying all shareholders a fair price for their shares;

WHEREAS, after reviewing the anti-takeover protections available in articles of incorporation, bylaws, state corporate statutes, the Board of Directors adopted a shareholder rights plan (“Rights Agreement”) on June 20, 1997;

WHEREAS, the present plan contains a provision in Section 16 pursuant to which holders of rights shall be entitled to recover the reasonable costs and expenses, including attorneys’ fees, incurred by them in any action to enforce the provisions of this Agreement.

WHEREAS, the Board of Directors has a fiduciary responsibility to shareholders to periodically review the Rights Agreement from time to time in light of the Company’s particular circumstances as well as recent legislative and judicial developments; and to make necessary changes in the plan to ensure its effectiveness for its intended purposes is maintained; and

WHEREAS, the Board of Directors believes that the Rights Agreement as presently drafted should be amended to clarify the intention of the Board of Directors to protect the company’s shareholders in the event of a hostile takeover to ensure that the shareholders receive a fair price for their shares while avoiding unnecessary litigation

NOW THEREFORE, the Company and the Rights Agent hereby agree that:

Section 16 of the Rights Agreement shall be amended by deleting in its entirety the last sentence thereof and replacing it with the following new sentence:

Holders of Rights shall be entitled to recover the reasonable costs and expenses, including attorneys’ fees, incurred by them in any action to enforce the provisions of this Agreement, provided that they prevail in such action as determined by the final decision of a court of competent jurisdiction after all appeals or the time therefore has expired. Holders of Rights shall be deemed to have prevailed in the action if such final decision determines that the Holders of Rights may exercise the Rights.

Capitalized terms not otherwise defined in this Amendment shall have the meaning set forth in the Rights Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Amendment to be duly executed and attested, all as of the day and year first above written.

ILLINI CORPORATION

		By:	/s/ Burnard K. McHone
		Title:	President

ATTEST:

By:	/s/ William B. McCubbin

Title:	Secretary